Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 26, 2015. The following proposal was considered by the shareholders:

Proposal: Election of four (4) Trustees to serve for a three-year term ending at the 2018 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total votes for the nominee	Total votes withheld from the nominee
Independent Trustees
Charles L. Bardelis	21,632,058.273	552,314.000
Peter S. Burgess	21,638,429.273	545,943.000
Theron S. Hoffman	21,651,483.273	532,889.000
Non-Independent Trustee
Warren A. Thomson	21,656,072.273	528,300.000

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Craig Bromley, William H. Cunningham, Grace K. Fey, Deborah C. Jackson, Hassell H. McClellan, James M. Oates, Steven R. Pruchansky and Gregory A. Russo. The Board appointed James R. Boyle to serve as a Non-Independent Trustee on March 10, 2015.